August 13, 2025

Lynn Seely
President and Chief Executive Officer
Lyell Immunopharma, Inc.
201 Haskins Way
South San Francisco, CA 94080

       Re: Lyell Immunopharma, Inc.
           Registration Statement on Form S-3
           Filed August 12, 2025
           File No. 333-289539
Dear Lynn Seely:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Joshua Gorsky at 202-551-7836 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Asa M. Henin